Exhibit 99.3

Statutory Financial Statements of ADC Therapeutics SA for the Year Ended December 31, 2020

ADC Therapeutics SA Epalinges Report of the statutory auditor to the General Meeting on the financial statements 2020

Report of the statutory auditor
to the General Meeting of ADC Therapeutics SA
Epalinges
Report on the audit of the financial statements
Opinion
We have audited the financial statements of ADC Therapeutics SA, which comprise the balance sheet as at 31 December 2020, income statement and notes for the year then ended, including a summary of significant accounting policies.
In our opinion, the accompanying financial statements as at 31 December 2020 comply with Swiss law and the company’s articles of incorporation.
Basis for opinion
We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Our responsibilities under those provisions and standards are further described in the “Auditor’s responsibilities for the audit of the financial statements” section of our report.
We are independent of the entity in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Our audit approach
Materiality
The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.
Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Overall materiality	CHF 1'741'500
How we determined it	1% of total operating expenses
Rationale for the materiality benchmark applied
We chose total operating expenses as the materiality benchmark because, in our view, it is the benchmark that best reflects the entity which is a late clinical-stage company still in a developmental phase and has no recurring revenues.

We agreed with the Audit Committee that we would report to them misstatements above CHF 174'150 identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.
Audit scope
We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the entity, the accounting processes and controls, and the industry in which the entity operates.
Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority
We have determined that there are no key audit matters to communicate in our report.
Other matter
The financial statements of ADC Therapeutics SA for the year ended 31 December 2020 were subject to an ordinary audit, whereas the prior year’s financial statements were subject to limited statutory examination.
Responsibilities of the Board of Directors for the financial statements
The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, the Board of Directors is responsible for assessing the entity’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so.
Auditor’s responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and Swiss Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
As part of an audit in accordance with Swiss law and Swiss Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
•Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the entity to cease to continue as a going concern.
We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.
From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
Report on other legal and regulatory requirements
In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.
We recommend that the financial statements submitted to you be approved.
Furthermore, we draw attention to the fact that half of the share capital and legal reserves is no longer covered (article 725 para. 1 CO).
PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Alex Fuhrer
Michael Foley Audit expert Auditor in charge	Alex Fuhrer Audit expert
Lausanne, 18 March 2021

Balance Sheet as of December 31,

	Note	2020	2019
		CHF	CHF
Current assets
Cash and cash equivalents		381,121,895	109,440,997
Other current assets		1,561,884	1,226,552
Accrued income and prepaid expenses		3,665,179	1,146,952
Total current assets		386,348,958	111,814,501

Non-current assets
Loan to shareholders	2.1	—	10,778,181
Property, plant and equipment		276,747	381,074
Intangible assets	2.2	6,873,658	5,856,153
Other financial assets		77,021	77,021
Total non-current assets		7,227,426	17,092,429

Total Assets		393,576,384	128,906,930

Current liabilities
Trade accounts payable:
- due to third parties		1,859,430	1,504,183
- due to group companies		16,018,598	9,540,440
Accrued expenses	3.3	13,481,562	7,172,689
Total current liabilities		31,359,590	18,217,312

Non-current liabilities
Convertible loan, long-term	1.8	57,361,714	—
Provision for unrealized exchange gains		—	3,668,354
Total non-current liabilities		57,361,714	3,668,354

Total liabilities		88,721,304	21,885,666

Shareholders' equity
Share capital	2.3	6,141,600	4,267,000
Reserves from capital contribution	2.3	944,035,541	544,798,650
Treasury shares	2.3	(3,877)	(99,243)
Other legal reserves		19,560	19,560
Accumulated losses		(441,964,703)	(323,789,753)
Loss for the year		(203,373,041)	(118,174,950)
Total shareholders' equity		304,855,080	107,021,264

Total liabilities and shareholders' equity		393,576,384	128,906,930

The accompanying notes form an integral part of these financial statements.

Income statement for the financial year ended December 31,

	Note	2020	2019
		CHF	CHF

Net revenue		—	2,324,862

Research and development expenses		(132,038,250)	(109,895,734)
Selling and marketing expenses		(17,977,550)	—
General and administrative expenses		(24,138,317)	(12,824,583)
Operating loss		(174,154,117)	(120,395,455)

Financial income		842,036	2,512,362
Financial expense		(2,379,843)	(12,688)
Convertible loan - transaction costs	1.8	(3,447,932)	—
Exchange differences		(89,898)	(279,169)

Loss before taxes		(179,229,754)	(118,174,950)

Direct taxes		—	—

Net taxable loss for the year		(179,229,754)	(118,174,950)

Loss on financial statement conversion		(24,143,287)	—

Net loss for the year		(203,373,041)	(118,174,950)

The accompanying notes form an integral part of these financial statements.

Notes to the audited statutory financial statements for the year ended December 31, 2020

1. Accounting principles applied in the preparation of the financial statements

1.1 General Aspects

ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated as a Swiss limited liability company (société à responsabilité limitée) on June 6, 2011 under the laws of Switzerland. The Company converted to a Swiss stock corporation under the laws of Switzerland on October 13, 2015. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland.

The Company is focused on the development of antibody drug conjugates (“ADCs”), including research, development, human clinical trials, regulatory approval and commercialization. ADCs are drug constructs that combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads that seek to kill any cancer cell to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.

The Company’s core technology platform is based on the development and commercial exploitation of chemistry acquired under license from Spirogen Ltd, at the time a related party, in 2011. The license agreement, as subsequently amended in 2013, gives the Company the right to develop up to eleven specific ADCs as well as ten non-ADCs using Spirogen's intellectual property and technology in warhead and linker chemistry.

These financial statements have been prepared in accordance with the provisions of commercial accounting as set out in the Swiss Code of Obligations (Art. 957 to 963b CO, effective since January 1, 2013). Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

Going concern basis

ADCT is a late clinical-stage company developing innovative therapeutics. The Company is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Company's success may also depend on its ability to:

–establish and maintain strong patent positions and protection;
–develop, gain regulatory approval and commercialize drug products;
–enter into collaborations with partners;
–attract and retain key personnel; and
–secure additional funding to support its operations.

Since its incorporation, the Company has primarily funded its growth through capital increases, both equity and debt, with additional funds provided by research collaborations. During the 2020 fiscal year, the Company issued common shares through an initial public offering and follow-on offering and also issued convertible loans. The Company has never had recourse to bank loans. As a result, the Company is not exposed to liquidity risk through requests for early repayment of loans other than pursuant to the convertible loans, which require the Company to, among other thing, maintain a balance of at least USD 50 million in cash and cash equivalents at the end of each quarter.

The Company has incurred significant R&D expenses since commencing operations, generating negative cash flows from operating activities. As of December 31, 2020, the Company’s cash and cash equivalents amounted to KCHF 381,122 (December 31, 2019: KCHF 109,441).

Management believes that the Company has sufficient financial resources to cover its operating costs for at least the next 12 months from the date of issuance of these financial statements and as a result, is presenting these financial statements of the Company on a going concern basis.

Share split

On September 19, 2019, the Company effected a one-to-15,625 share split of its outstanding shares. Accordingly, all share and per share amounts for all periods presented in these financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.
Share consolidation
On April 24, 2020, the Company effected a five-to-four share consolidation of its outstanding shares. Accordingly, all share amounts for all periods presented in these financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share consolidation.
Initial Public Offering
On May 19, 2020, the Company completed an initial public offering (“IPO”) on the New York Stock Exchange (“NYSE”) in which it issued and sold an aggregate of 14,082,475 common shares at USD 19.00 per share, which included 1,836,844 common shares issued and sold pursuant to the underwriters’ exercise in full of their option to purchase additional common shares. The gross proceeds from the IPO were USD 267.6 million (CHF 260.2 million). Further details are contained in note 2.3, “Share capital”.
Follow-On Public Offering
On September 28, 2020, the Company completed a public offering on the NYSE in which it issued and sold 6,000,000 common shares at USD 34.00 per share. The gross proceeds of the public offering were USD 204.0 million (CHF 188.5 million). Further details are contained in note 2.3, “Share capital”.
COVID – 19
The COVID-19 pandemic has negatively impacted the economies of most countries around the world. The Company’s operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. As the Company advances its clinical programs, it is in close contact with its principal investigators and clinical sites, which are located in jurisdictions affected by the COVID-19 pandemic, and is assessing the impact of the COVID-19 pandemic on its clinical trials, expected timelines and costs on an ongoing basis. In light of recent developments relating to the COVID-19 pandemic, the primary focus of healthcare providers and hospitals is currently on fighting the novel coronavirus. In addition, in response to the spread of COVID-19, the Company has modified its business practices, including restricting employee travel, developing social distancing plans for its employees and cancelling physical participation in meetings, events and conferences. In addition, certain of the Company’s clinical trials experienced delays or suspensions in patient enrollment during the first half of 2020 as a result of the COVID-19 pandemic. However, the Company is no longer experiencing delays in its clinical trials or suspensions in patient enrollments. As the COVID-19 pandemic continues to evolve, the Company believes the extent of the impact to its operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the global economies and the timing, scope and effectiveness of national and local governmental responses to the pandemic, especially in areas where the conditions have recently worsened. Furthermore, the impact to the Company’s businesses, operating results, cash flows, liquidity and financial condition may be further impacted if the current circumstances continue to exist for a prolonged period of time. However, on the basis of the risk mitigation measures undertaken, the Company has concluded that there is no material uncertainty that may cast a significant doubt upon the Company’s ability to continue as a going concern.

1.2 Foreign currency translation

Functional and presentation currency

The accounts of the Company are maintained in United States dollars (“USD”) as the dollar is the currency of the primary economic environment in which the Company operates (“the functional currency”). However, these financial statements are presented in Swiss francs (“CHF”), which is the Company's presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of such transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement within “Exchange differences”.

Presentation values in CHF are obtained using the following translation methods:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate as of the date of that balance sheet, except shareholders' equity, which is translated using historical rates;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates for the period; and

(iii) all resulting exchange differences are recognized, if gains, under “Provision for unrealized exchange gains” as a liability and, if losses, recognized as an expense within the income statement for the portion in excess of previously deferred gains.

The following exchange rates (USD/CHF) have been used for the above translation:

(USD/CHF)		Year Ended December 31, 2020	Year Ended December 31, 2019
Closing rates, USD 1	CHF	0.882488	0.967539
Average rates, USD 1	CHF	0.938729	0.993542
1.3 Inventory
The Company assessed its accounting policy for inventory costs, with the Company’s submission of its biologics license application (“BLA”) to the U.S. Food and Drug Administration (“FDA”) for Lonca for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”). The Company believes that capitalization of inventory costs associated with certain products prior to regulatory approval of such products, or for inventory produced in new production facilities, is appropriate when management considers it highly probable that pre-approval inventory costs will be recoverable through future sales of the drug product. The determination to capitalize is based on the particular facts and circumstances relating to the expected regulatory approval of the product or production facility being considered and, accordingly, the time frame within which the determination is made varies from product to product. The assessment of whether or not the product is considered highly probable to be saleable will be made on a quarterly basis and includes, but is not limited to, how far a particular product or facility has progressed along the approval process, any known safety or efficacy concerns, potential labeling restrictions and other impediments. As of December 31, 2020, the Company believes it is highly probable that it will receive regulatory approval for Lonca. Accordingly, such costs incurred to manufacture pre-approved product would qualify to be capitalized as inventory. However, the Company has written-down such inventory costs incurred related to the manufacture of Lonca to a net realizable value of zero. The impairment charge has been recorded as research and development expense because of the inherent risks associated with the development of a product candidate, uncertainty about the regulatory approval process, including the expected dating of Lonca at the time of launch, as well as the timing of the associated commercial launch and market size for the drug candidate, and lack of history for the Company’s ability to obtain regulatory approval for drug candidates. The Company anticipates that it will reverse impairments resulting from the write-down of its inventory to a net realizable value of zero upon receiving regulatory approval of Lonca based on a number of factors including the existence of inventory on hand and estimated demand as well as the expiration of such product.
1.4 Property, plant and equipment

All property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated using the straight-line method to allocate the cost of each asset to its residual value over its estimated useful life, as follows:

Leasehold improvements	10 years
Office equipment	5 years
Hardware	3 years

1.5 Intangible assets

Licenses
Licenses acquired are capitalized as intangible assets at historical cost. Licenses with definite-useful lives are amortized over their useful lives, which are determined on a basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received. Prior to regulatory and marketing approval, licenses are treated as indefinite-lived assets and not amortized. These licenses are tested annually for impairment in the last quarter of each fiscal year and more frequently if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
Amortization and impairment of licenses
Amortization and impairment of indefinite-lived licenses is charged to research and development expenses prior to regulatory and marketing approval. Subsequent to regulatory and marketing approval, amortization and impairment of indefinite-lived licenses will be charged to costs of goods sold.
See note 2.2, “Intangible assets” for further information.

1.6 Investments
As of December 31, 2020 and 2019, the Company had two subsidiaries. The following table describes the principal subsidiaries, the countries of incorporation, and the percentage ownership and voting interest held by us.

Company	Country of Incorporation	Percentage Ownership and Voting Interest	Main Activities
ADC Therapeutics America, Inc.	United States	100%	Clinical, commercial and U.S. operations
ADC Therapeutics (UK) Limited	England	100%	Research and development

In addition, on December 14, 2020, the Company and Overland Pharmaceuticals (“Overland”) announced the formation of a new joint venture company, Overland ADCT Biopharma (CY) Limited (“Overland ADCT BioPharma”), to develop and commercialize four of our ADC product candidates (Lonca, ADCT-601, ADCT-602 and ADCT-901, collectively the “Licensed Products”) in greater China and Singapore (“the Territory”). Under the terms of the license agreement between the Company and Overland ADCT BioPharma, the Company licensed exclusive development and commercialization rights to the Licensed Products (the “Licensed IP”) in the Territory to Overland ADCT BioPharma. Overland invested USD 50 million (CHF 44.4 million) in Overland ADCT BioPharma, and is obligated to pay the Company potential development milestone payments related to ADCT-601, ADCT-602 and ADCT-901, in exchange for a 51% equity interest. The Company received a 49% equity interest in exchange for contribution of the Licensed IP. Pursuant to the license agreement, the Company may also earn low to mid-single digit royalties on net sales of Licensed Products in the Territory. In addition, Overland ADCT BioPharma may elect to participate in the Company’s global clinical trials. The Company also received an option, which it may exercise at its sole discretion, to exchange any or all of its equity interest in Overland ADCT BioPharma into an equity interest in Overland upon an initial public offering of Overland.

1.7 Revenue recognition

To date, the Company has not generated any revenue from the sale of its product candidates. Revenue is measured at the fair value of the consideration received or receivable for the sale of services in the ordinary course of the Company’s activities. Revenue is shown net of value-added tax, rebates and discounts. The Company recognizes revenue when the amount of revenue can be reliably measured, when it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities.
1.8 Convertible loans
The Company entered into a Facility Agreement on April 24, 2020, pursuant to which the counterparty agreed to extend senior secured convertible term loans to the Company in the amount of USD 65.0 million (CHF 63.4 million) upon the completion of the IPO. This loan bears interest at a rate of 5.95%, based on a 360-day year, with interest payable quarterly in arrears commencing on July 1, 2020. The outstanding principal amount of the convertible loans is due to be repaid in full on the fifth anniversary of the date on which the first tranche was funded, which occurred on May 19, 2020. In addition, upon receipt of regulatory approval of Lonca and satisfaction of certain other conditions, the Company is obligated to drawn down a subsequent disbursement of convertible loans of USD 50.0 million (CHF 44.1 million). As of December 31, 2020, the Company estimated it was highly probable that it would receive regulatory approval of Lonca. If the Company has not received the regulatory approval on or prior to December 31, 2021, the subsequent disbursement will automatically terminate on such date. Upon any payment of the convertible loans or conversion of the convertible notes, whether upon redemption or at maturity or at any other time, the Company will be required to pay an exit charge equal to 2.0% of the amount of the loans so paid or converted.
The Company’s obligations under the Facility Agreement are guaranteed by the Company’s wholly-owned subsidiaries and secured by a perfected, first-priority security interest in substantially all of the Company’s and its wholly-owned subsidiaries’ personal property, including its intellectual property and the equity ownership interests directly and indirectly held by the Company in its wholly-owned subsidiaries and in Overland ADCT BioPharma.

2. Information on the balance sheet and profit and loss items

2.1 Loans to shareholders

Share Purchase Plan 2013 and Share Purchase Plan 2016

In connection with the 2013 and 2016 promissory notes issued under the ADC Therapeutics SA 2013 Share Purchase Plan (the “Share Purchase Plan 2013”) and ADC Therapeutics SA 2016 Share Purchase Plan (the “Share Purchase Plan 2016”), the balance due on loans amounted to CHF 2,226,912 including accumulated loan interest of CHF 147,090 and CHF 8,551,269 including accumulated loan interest of CHF 510,071, respectively, as of December 31, 2019.

As of April 15, 2020, the relevant plan participants repaid the outstanding amounts under the promissory notes in the amount of CHF 10,899,766, which included accrued interest, prior to the Company’s IPO by delivering 597,774 common shares at a price of CHF 18.23 (USD 18.75) per share.

There were no loans outstanding under the Share Purchase Plan 2016 or Share Purchase Plan 2013 as of December 31, 2020.

2.2 Intangible Assets

(in CHF)	Licenses	Software	Total
Cost
January 1, 2019	4,814,946	26,189	4,841,135
Additions	1,720,178	45,718	1,765,896
Exchange difference	(128,550)	(1,652)	(130,202)
December 31, 2019	6,406,574	70,255	6,476,829
Additions	1,805,515	55,203	1,860,718
Disposals	—	(8,699)	(8,699)
Exchange difference	(671,340)	(6,176)	(677,516)
December 31, 2020	7,540,749	110,583	7,651,332

Accumulated amortization
January 1, 2019	(607,538)	(7,866)	(615,404)
Amortization	—	(16,377)	(16,377)
Exchange difference	10,540	565	11,105
December 31, 2019	(596,998)	(23,678)	(620,676)
Amortization	—	(31,156)	(31,156)
Disposals	—	8,669	8,669
Impairment loss	(203,139)	—	(203,139)
Exchange difference	64,649	3,979	68,628
December 31, 2020	(735,488)	(42,186)	(777,674)

Net book amount
December 31, 2019	5,809,576	46,577	5,856,153
December 31, 2020	6,805,261	68,397	6,873,658

Licenses

The Company has capitalized certain payments for licenses in accordance with its accounting policy note 1.5, “Intangible assets”.

During 2020, the Company terminated one of its programs. In connection with the Company’s annual impairment test performed during 2020, it was concluded that an impairment charge of CHF 203,139 was required related to the termination of one of the Company's programs. This impairment charge was recognized within Research and Development expenses within the Income statement. There was no impairment loss recognized during 2019.

2.3 Share capital

Share data have been revised to give effect to the share consolidation and to the share conversion on a one-to-one basis of all Class B, C, D and E preferred shares into common shares upon the completion of the IPO. See note 1.1.

Total number of shares
December 31, 2018	47,825,000
Issuance of share capital / capital contributions	5,512,500
December 31, 2019	53,337,500
Issuance of share capital / capital contributions	23,432,500
December 31, 2020	76,770,000

(in CHF)	Share capital	Share premium	Treasury shares	Total
December 31, 2018	382,600	446,874,128	—	447,256,728
Issuance of share capital / capital contributions	170,100	101,638,822	—	101,808,922
Change in par value	3,714,300	(3,714,300)	—	—
Treasury shares - additions	—	—	(140,000)	(140,000)
Treasury shares - disposals	—	—	40,757	40,757
December 31, 2019	4,267,000	544,798,650	(99,243)	548,966,407
Issuance of share capital / capital contributions	1,874,600	399,189,022	—	401,063,622
Treasury shares - additions	—	—	(10,932,476)	(10,932,476)
Treasury shares - disposals	—	—	11,027,610	11,027,610
Shares issued for exercise of option awards	—	47,869	232	48,101
December 31, 2020	6,141,600	944,035,541	(3,877)	950,173,264

All issuances of share capital or capital contributions are shown net of transaction costs. Par value of all classes of shares is CHF 0.08 per share and each registered share carries one voting right. Under Swiss law, shareholder liability is limited to capital contributions.

At December 31, 2020, the share capital of the Company amounts to CHF 6,141,600, consisting of 76,770,000 issued and fully paid-in registered shares with a nominal value of CHF 0.08 each.

Movements during 2019

Pursuant to the Company's Share Purchase Plan 2016, on February 6, 2019, the Company increased its share capital by CHF 600 through the issuance of 75,000 ordinary shares at par value of CHF 0.008 for a total consideration of CHF 186,863, of which CHF 600 was paid pursuant to a loan agreement (see note 2.1, "Loans to shareholders").

Pursuant to an investment agreement, on June 7, 2019, the Company increased its share capital by CHF 21,600 through the issuance of 2,700,000 Class E shares at a par value of CHF 0.008 for a total consideration (nominal value and share premium) of CHF 75,040,565.

Pursuant to an investment agreement, on June 14, 2019, the Company increased its share capital by CHF 200 through the issuance of 25,000 Class E shares at a par value of CHF 0.008 for a total consideration (nominal value and share premium) of CHF 694,120.

Pursuant to an investment agreement, on July 5, 2019, the Company increased its share capital by CHF 7,700 through the issuance of 962,500 Class E shares at a par value of CHF 0.008 for a total consideration (nominal value and share premium) of CHF 26,305,895.

On August 22, 2019, the par value of each of the shares was increased from CHF 0.008 to CHF 0.08 by transferring an amount of CHF 3,714,300 from share premium to share capital.

In order to have available treasury shares to meet the demand for shares when share options are exercised, the Company, on September 2, 2019, increased its share capital by CHF 140,000 through the issuance to a related party of 1,750,000 ordinary shares at par value of CHF 0.08 per share and repurchased these shares from the same related party at the same price on September 19, 2019. These shares are reserved for issuance on the exercise of share options.

The total consideration of 2019 capital increases was reduced by an amount of CHF 1,770,848 relating to transaction costs.

Movements during 2020

On April 15, 2020, employees surrendered 597,774 shares to settle promissory notes under the 2013 and 2016 Share Purchase Plans shares at CHF 18.23 (USD 18.75) per share which increased treasury shares by CHF 10,899,766 and reduced share loan by CHF 10,899,766.

On April 16, 2020, the company issued 4,777,996 shares at a par value of CHF 0.08 with an increase to share capital of CHF 382,240 and a corresponding offset to share premium in connection with an amendment to the shareholders agreement.

On April 24, 2020, fractional shares were eliminated which reduced treasury shares by 51.

On May 19, 2020, the Company issued 408,873 ordinary shares at a par value of CHF 0.08 to be held as treasury shares which increased share capital by CHF 32,710 and increased treasury shares for a corresponding amount.

On May 19, 2020, the Company granted 356,144 ordinary shares at a par value of CHF 0.08 to settle Incentive Plan 2014 awards which decreased share premium by CHF 28,492 and reduced treasury shares by a corresponding amount.

On May 19, 2020, the Company completed an IPO on the New York Stock Exchange (“NYSE”) in which it issued and sold an aggregate of 14,082,475 common shares at CHF 18.48 (USD 19.00) per share, which included 1,836,844 common shares issued and sold pursuant to the underwriters’ exercise in full of their option to purchase additional common shares. The net proceeds from the IPO were CHF 237,519,015 (USD 244,212,301) after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company. In addition, CHF 10,998,891 relates to the sale of treasury shares in connection with the Company's IPO.

On September 28, 2020, the Company completed a follow-on offering and issued 6,000,000 ordinary shares at CHF 31.41 (USD 34.00) for net proceeds of CHF 174,538,857 (USD 188,915,314) after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company.

On various dates in December 2020, employees exercised their option to purchase 2,895 shares which decreased treasury shares with an increase to share premium.

The total consideration of 2020 capital increases was reduced by an amount of CHF 36,650,684 relating to transaction costs.

Treasury shares

Movements on the treasury shares position are as follows:

	2020		2019
	Number of treasury shares	Value (in CHF)	Number of treasury shares	Value (in CHF)
January 1	1,240,540	99,243	—	—
Additions	1,006,647	10,932,476	1,750,000	140,000
Disposals	(2,198,730)	(11,027,842)	(509,460)	(40,757)
December 31	48,457	3,877	1,240,540	99,243

As at December 31, 2020, the Company owns 48,457 treasury shares for a value of CHF 3,877 (2019: 1,240,540 shares for a value of CHF 99,243).

2.4 Authorized share capital

The Company’s board of directors (the “Board”) was authorized, subject to compliance with the Company's shareholder agreement, to increase the share capital at any time until April 23, 2022, by a maximum amount of CHF 2,080,000, by issuing a maximum of 26,000,000 common shares, fully paid up, with a par value of CHF 0.08 each. An increase of the share capital in partial amounts is permissible. As at December 31, 2020, the remaining maximum amount is CHF 2,080,000, which may be raised by issuing a maximum of 26,000,000 common shares.

2.5 Conditional Share Capital

Conditional Share Capital for Warrants and Convertible Bonds

Our nominal share capital may be increased, including to prevent takeovers and changes in control, by a maximum aggregate amount of CHF 1,624,000 through the issuance of not more than 20,300,000 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of option and conversion rights granted in connection with warrants, convertible bonds or similar instruments of the Company or one of our subsidiaries. Shareholders will not have pre-emptive subscription rights in such circumstances, but will have advance subscription rights to subscribe for such warrants, convertible bonds or similar instruments. The holders of warrants, convertible bonds or similar instruments are entitled to the new shares upon the occurrence of the applicable conversion feature.

Conditional Share Capital for Equity Incentive Plans

Our nominal share capital may, to the exclusion of the pre-emptive subscription rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 936,000 through the (direct or indirect) issuance of not more than 11,700,000 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of options, other rights to receive shares or conversion rights that have been granted to employees, members of the Board, contractors or consultants of the Company or of one of our subsidiaries or other persons providing services to the Company or to a subsidiary through one or more equity incentive plans created by the Board.

3. Other information

3.1 Full-time equivalents

The number of full-time employee equivalents did not exceed 50 on an annual average basis.

3.2 Information required for income statement categorized by nature of expense

(in CHF)	Year ended December 31, 2020	Year ended December 31, 2019
Staff costs	11,013,961	6,686,196
Depreciation	157,363	143,044
Amortization	31,156	16,377
Impairment of intangible assets	203,139	—

3.3 Accrued liabilities

(in CHF)	Year ended December 31, 2020	Year ended December 31, 2019
Accrued payroll	3,167,239	1,755,285
Accrued R&D	7,735,532	4,230,045
Other accrued	2,578,791	1,187,539
Total	13,481,562	7,172,869

3.4 Pension liabilities

On December 31, 2020, the liability to the third-party contracted pension plan amounted to CHF 249,660 (2019: CHF 194,764).

3.5 Residual amount of leasing obligations

The incidence of amounts payable under lease obligations having a residual term of more than 12 months or which cannot be canceled within the 12 months following the year-end is as follows:

(in CHF)	December 31, 2020	December 31, 2019
Not later than 1 year	250,674	250,674
Later than 1 year and not later than 5 years	606,939	857,612
More than 5 years	—	—
Total	857,613	1,108,286

These amounts include payments related to rental or lease contracts up to the end of their (a) contract period or (b) notice period, as applicable.

3.6 Shareholders’ rights and equity awards

Share data have been revised to give effect to the share split and share consolidation as described in note 1.1, “General aspects”. The following table presents information on the allocation of shares and equity awards to executive officers, directors and employees in accordance with Article 959c, paragraph 2, number 11 of the Swiss Code of Obligations (CO) as of December 31, 2020:

	Shares		Options and RSUs
(in CHF, except share data)	Number of Shares	Amount	Number of Options and RSUs	Amount
Issued to executive officers and directors	4,206,025	118,862,267	2,849,321	58,316,608
Issued to employees (1)	—	—	1,577,636	25,432,944
Total	4,206,025	118,862,267	4,426,957	83,749,552
(1) Shares issued to employees is not required to be disclosed under Swiss law.
Share values are based on the Company’s closing share price of USD 32.01 (CHF 28.26) at December 31, 2020. Equity awards are comprised of options and restricted share unit awards. The fair value of the Company’s options is determined using the Black-Scholes Model and its RSU awards are valued using the closing share price of the Company’s common shares traded on the NYSE on the date of the award. Total shares are derived from the Company’s transfer agent’s records as at December 31, 2020.
The table below represents the number of common shares beneficially owned and the percentage of common shares beneficially owned by principal shareholders who own more than 5% of shares outstanding as of December 31, 2020.

Principal Shareholders	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned
AT Holdings II Sarl	17,417,483	22.7%
FMR LLC	7,761,585	10.1%
Entities affiliated with Dr. Hans-Peter Wild	7,207,356	9.4%
Redmile Group LLC	6,758,794	8.8%
ADC Products Switzerland Sarl	4,773,122	6.2%
AstraZeneca UK Limited	4,011,215	5.2%

The table below presents beneficial ownership of executive officers and directors, including affiliated entities, if applicable, in accordance with Article 663c CO as at December 31, 2020:

Name	Function	Shares	Options - Vested	Options - Unvested	RSUs - Vested	RSUs - Unvested
Christopher Martin	Chief Executive Officer and Director	1,649,320	—	231,530	—	89,990
Michael Forer	Executive Vice President, General Counsel and Vice Chairman of the Board of Directors	864,678	—	154,353	—	59,994
Jennifer Creel	Chief Financial Officer	3,000	—	115,556	—	—
Jay Feingold	Senior Vice President, Chief Medical Officer & Head of Oncology Clinical Development	72,083	18,092	106,625	—	—
Peter Greaney	Head of Corporate Development	26,682	—	39,175	—	—
Jennifer Herron	Senior Vice President, Chief Commercial Officer	11,000	29,762	124,286	—	—
Richard Onyett	Vice President, Business Development	8,250	4,652	18,782	—	—
Kimberly Pope	Senior Vice President, Chief Human Resources Officer	1,000	—	135,064	—	—
Susan Romanus	Chief Compliance Officer	500	6,203	40,197	—	—
Robert A. Schmidt	Vice President, Corporate Controller & Chief Accounting Officer	—	—	30,348	—	—
Patrick van Berkel	Senior Vice President, Research and Development	288,801	20,676	97,028	—	—
Non-Executive Directors
Ron Squarer	Chairman of the Board of Directors	8,000	—	1,466,948	—	—
Peter B. Corr (1)	Director	—	—	14,474	—	—
Stephen Evans-Freke (1)	Director	3,500	—	14,474	—	—
Peter Hug	Director	77,273	—	—	—	—
Thomas Pfisterer	Director	521,544	—	—	—	—
Thomas M. Rinderknecht	Director	451,836	—	—	—	—
Tyrell J. Rivers	Director	—	—	—	—	—
Victor Sandor	Director	—	—	31,112	—	—
Jacques Theurillat	Director	218,558	—	—	—	—
1.In addition, Peter B. Corr and Stephen Evans-Freke may be deemed to have shared voting and investment power with respect to the shares held by entities affiliated with Auven Therapeutics GP Ltd., which held an aggregate of 22,193,730 shares (not including in the above table) as of December 31, 2020.

3.7 Events after the reporting date

The Board has considered events since December 31, 2020 up to March 18, 2021, the date on which it proposes acceptance of the financial statements of the Company for subsequent approval by the Annual General Meeting, and has concluded that there are no events after the reporting date requiring disclosure in the financial statements.